

August 13, 2013

Via E-mail
Daniel Thompson
Chief Executive Officer
Cardiff International, Inc.
2747 Paradise Road Unit 1103
Las Vegas, NV 89109

> **Re: Cardiff International, Inc.**
> **Revised Information Statement on Schedule 14C**
> **Filed August 2, 2013**
> **File No. 000-49709**

Dear Mr. Thompson:

We have reviewed your amended filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated July 19, 2013

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We have reviewed your response to prior comment 1 and your corresponding revised disclosures. It appears that you may have engaged in a solicitation rendering Schedule 14C unavailable to you. Please tell us in material detail the sequence of events through which you obtained the consents from the shareholders listed on page 2, and describe each shareholders' relationship to the company. If you are unable to provide us with an analysis of whether you engaged in a solicitation in obtaining the consents, please file a proxy statement on Schedule 14A.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel